Gary R. Henrie
Attorney at Law

3518 N. 1450 W. Telephone: 801-310-1419
Pleasant Grove, UT 84062 E-mail: grhlaw@hotmail.com

April 13, 2012

By Filing on EDGAR

Sonia Bednarowski
John Dana Brown
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Thermal Tennis Inc.
Form 10-12G
Filed August 12, 2011
File No. 000-54476

To Whom It May Concern:

As counsel to Thermal Tennis Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated September 8, 2011. Each comment is reproduced below followed by our response to the comment.

General

Comment No. 1: Please be aware that this Form 10 is a voluntary filing. As a result, the registration statement automatically goes effective 60 days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

Response: We note the staff’s comment and did decide to proceed with the Form 10 process and have the form go effective.

Comment No. 2: We note your disclosure on page six that “[i]nformation under this Item 2 is not required since the Company is a smaller reporting company.” Please revise to remove and to include disclosure pursuant to Item 303 of Regulation S-K.

Response: The disclosure requested has been added at pages 11 and 12.

Comment No. 3: The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated as necessary.

Business, page 2

Comment No. 4: Please revise to disclose your form and year of organization here pursuant to Item 101(h)(1) of Regulation S-K. In addition, please revise to address competitive business conditions and your competitive position in your industry pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Response: Disclose added about the form and year of organization in the first paragraph on page 2. Disclosure about competitive business conditions has been added under the heading “Competition” on page 6.

Comment No. 5: Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing. In addition, please disclose that you expect to “accelerate [your] losses in the future as [you] increase [your] expenses by developing and rolling out new management concepts to generate sales” here. Also disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

Response: The requested disclosure has been added under the subheading “Summary Financial Information” on page 2.

Comment No. 6: Please revise to disclose the amount of cash you currently have in your treasury, your monthly “burn rate,” how long your present capital will last at that rate and an estimate of the amount of money needed to accomplish the goals set out in your business section. In addition, we note your disclosure on page five that “it is likely that you will need additional outside funding sources in the future to continue the development and promotion of your business.” Please revise to disclose here and state whether you currently have any plans to obtain additional outside funding. To the extent that there is a possibility that you will have equity offerings in the future, please consider adding a risk factor that addresses the risk of dilution to your current shareholders.

Response: Comments responded to in the first paragraph under the subheading “Liquidity and Business Development” on page 4. We also added the suggested risk factor at page 8.

Comment No. 7: Please significantly revise this section to provide investors with a detailed discussion of your business plans. Describe each step that you will take and include a timeline to disclose when you will begin and end each step, the approximate amount of time required, and an estimate of the amount of funds necessary for each step. For example, provide additional information regarding (a) the development of your tennis management system, (b) selling and marketing your tennis management system, (c) bidding on management positions for seasonal facilities, including information on the location of such facilities, the number of facility management positions you intend to bid on and the services you intend to offer such facilities, (d) upsizing your retail operation into a regional presence, including a discussion of the products you currently offer, how you currently market and sell such products, and the revenues and gross profits you receive from your retail operation, (e) your plans to form a joint venture with an Internet tennis supplier, (f) the hiring and training of staff and (g) the development of your training academy in Nevada.

Response: Comments responded to under the subheading “Liquidity and Business Development” on pages 4 and 5. Also, we advise supplementally that due to changes in our business operations, some of the comments are no longer relevant to our situation. For example, we no longer sell or are attempting to sell tennis equipment but merely advise where it can be purchased.

Comment No. 8: Please provide the basis for your statement in the third sentence on page two that “[m]any facilities, both public and private are underutilized, poorly managed, and not marketed to the tennis community.” Alternatively, please revise to state as a belief.

Response: Statement is now made as our belief in the first paragraph on page 2.

Comment No. 9: Please revise your reference to “excellent growth” in the last sentence in the first paragraph on page two by stating this is quantitative terms. In addition, please revise the reference to “recent years” to state the actual period.

Response: The disclosure commented on has been augmented and revised as requested in the first paragraph on page 2.

Comment No. 10: Please revise to clarify what you mean by “resurrected” and “new growth” in the second sentence in the third paragraph on page two and revise to state a basis for each of these statements. In addition, please balance your disclosure that your company “has been resurrected with Mr. Deller’s leadership and his emphasis on new growth” by disclosing that the company’s net loss increased in fiscal year 2010 as compared to fiscal year 2009, that the net loss increased in the current quarter as compared to the same quarter in the prior year and that Mr. Deller has been an officer and director of your company since its inception in 1999.

Response: After reviewing comment no. 10, we chose to delete the language commented on.

Comment No. 11: Please revise the third sentence in the third paragraph on page two to state that it is your belief that Mr. Deller is a “respected member of the national tennis community as a player and a program developer” and provide a basis for this statement. In the alternative please remove this statement. In addition, please revise to clarify what you mean by “program developer.”

Response: In response to comment no. 11, the applicable statement has been removed.

Comment No. 12: Please revise your disclosure in the fourth paragraph to disclose the term of the agreement. In addition, we note your disclosure that “]t]he gross profit has been minimal in both years, but Thermal expects it will improve as it refines the programs offered and increases memberships, lessons, clinics and tournaments.” Please revise to quantify the gross profits from the contract in 2009 and 2010, to disclose that there is no guarantee that you will be able to increase the gross profits and to disclose there is no guarantee that the term of this contract will be extended or advise.

Response: All disclosure has been revised as requested in the first paragraph on page 3.

Comment No. 13: We note your disclosure in the fifth paragraph on page two that you intend to bid on seasonal facilities each summer and produce over $45,000 of gross revenues on each contract. Please revise to clarify that there is no guarantee that you will be selected to run any seasonal facilities or that you will produce over $45,000 of gross revenues on each contract. In addition, please revise to provide an estimate of the gross profits you expect to earn on such contracts. Furthermore, to the extent that your business is seasonal, please consider adding a risk factor in your Risk Factors section that addresses the risk of such seasonal fluctuations in revenue or tell us why this is not necessary.

Response: The disclosures requested have been added to the second paragraph on page 3 and a risk factor has been added discussing the seasonality of our business on page 11.

Comment No. 14: We note your disclosure in the last sentence on page two that “Mr. Deller is still developing his tennis training management system concept that he will try to sell to clubs located in the eight western states.” Please revise to identify “the eight western states” and clarify what you mean by “tennis training management system concept.” For example, are you attempting to sell a plan and provide training to clubs on how to manage their tennis facilities or is Mr. Deller creating a proposal to present to clubs of how Thermal Tennis Inc. would manage a tennis facility, including training people how to play tennis, if hired. Finally, we note that you refer to the system as “his” tennis training management system concept. Please revise to clarify whether this system will be owned by Thermal Tennis Inc. or Mr. Deller.

Response: We have made disclosure additions to the third paragraph on page 3 in response to comment no. 14. We also advise supplementally that although the company’s original business plan was to expand its programs into eight western states, it has proven impractical at this time and we are limiting our business development efforts to the Northern Nevada and Lake Tahoe areas. Also, in response to the last sentence of comment no. 14, how we teach a tennis lesson or how we organize a tennis tournament will be in the public domain as soon as it is implemented for the first time. Accordingly, our tennis management system will not consist of proprietary information that can be protected. Therefore, ownership of the system is not a relevant concept. We believe that Mr. Deller is a great tennis teacher and is a great mentor to other teachers. Herein lies his value to the Company. As long as he is with the Company, the Company has that value and if he leaves, that value goes with him just as it would with any great teacher.

Principal Products or Services and their Markets, page 3

Comment No. 15: We note your disclosure in the first sentence on page 3 that “Thermal is in negotiations to run additional tennis facilities at several sites in Northern Nevada and Lake Tahoe.” Please revise to quantify the number of tennis facilities. In addition, please revise to clarify that there is no guarantee that you will run any of these tennis facilities.

Response: Disclosure revised as requested at page 3.

Comment No. 16: Please revise to clarify what you mean by “strong ties” in the second sentence in the first paragraph on page three.

Response: Revision made as requested at page 3.

Comment No. 17: We note your disclosure that you have “been employing University tennis team athletes for summer programs and other functions under [your] contract in 2010 and 2009. Please revise to disclose that you are currently not employing any University of Nevada students or advise. Additionally please revise your reference to “its contract” to clarify the contract to which you refer. If you are referring to the contract to manage a tennis club mentioned on the first page please clarify to state this.

Response: We have made additions and deletions at page 3 in response to comment no. 17.

Comment No. 18: Please revise to clarify what you mean by “standardized proven system: in the first paragraph on page three. In addition, please remove the work “proven” or provide a clear basis for this statement and state that it is your belief. Please also delete your references to “Nike Tennis Camps, “ “Peter Burwash International” and “Bulletierri Academy” as it appears you do not have agreements with these companies currently in effect.

Response: Additions and deletions made at page 3 as requested.

Comment No. 19: We note your disclosure on page three that “[w]hile many of Thermal’s initial efforts will be focused in Nevada, the goal is to create a model and seek out underserved market places throughout the West to duplicate this concept.” Please revise to disclose your definition of “underserved market places” and how you intend to identify such places.

Response: We deleted the referenced paragraph because, as note earlier, we no longer have plans to expand throughout the West at this time.

Comment No. 20: Please revise to remove the work “positive” from the third paragraph on page three. In addition, please revise to disclose that there is no guarantee that any of the private facilities, the city, parks recreation officials or high schools will hire you to manage tennis complexes seasonally or year round.

Response: Revisions made as requested at page 3.

Comment No. 21: Please revise to disclose that your client base currently consists of a single client or advise.

Response: Revisions made as requested at page 3.

Marketing, page 3

Comment No. 22: Please revise to clarify what you mean by “industry” in the second sentence in the first paragraph of this section and “membership” and “club members” in the last sentence of the first paragraph. State what basis you have to believe that the trends noted in this paragraph are also true for the tennis industry in your market and geographic area. Alternatively, please revise to state that it is unclear whether these trends have also affected the tennis industry in your market area.

Response: Revisions and additions made as requested at page 5.

Comment No. 23: Please revise the second paragraph to clarify what your relationship is with the United States Tennis Association and the role that it plays in your business. In addition, please revise to clarify what you mean by “developmental program” in the third sentence in the second paragraph of this section. Finally, please disclose where “[f]un and exercise were listed as the top reasons why people play tennis.”

Response: Added disclosure about our affiliation with the United States Tennis Association in the last paragraph on page 5. Deleted other questionable language as we could not locate its origin.

Comment No. 24: Please revise the statements made in the third and fourth paragraphs of this section to state as beliefs and provide a basis for these statements. In the alternative please remove these statements.

Response: We opted to remove the statements as recommended.

Comment No. 25: Please revise to clarify what you mean in the last paragraph of this section that contracts or other transactions with entities of which your officer or shareholders are also directors or officers “will be determined to be fair and reasonable.” To the extent that you mean that you will determine whether such contracts or transactions are fair and reasonable, please briefly describe this process.

Response: Upon review we opted to delete the paragraph discussed in Comment No. 25. Neither our sole officer and director nor our major shareholders have interests in companies that would compete with our business model. Accordingly, the discarded paragraph has no relevance for us.

Risk Factors, page 5

Comment No. 26: Please add separate risk factors for each of the following risks or tell us why they are not necessary: because the sole employee occupies all corporate positions, it may not be possible to have adequate internal controls; because he will determine his salary and perquisites, there may not be funds available for net income; because the tennis facilities market is competitive and consists of may non-public companies, a small tennis facilities management company with the added expenses of being a reporting company has a disadvantage. In addition, please add a risk factor that addresses the material weaknesses you disclose in your Form 10-K for fiscal year ended December 31, 2010 or advise.

Response: Comment No. 26 requests risk factors to cover four risks. Three new risk factors have been provided at page 9. The first new risk factor addresses the first and the fourth risk mentioned in Comment No. 26.

We have a history of operating losses and anticipate future operating losses, page 5

Comment No. 27: Please revise to expand this risk factor or add a new risk factor that address your independent auditor’s substantial doubt about your ability to continue as a going concern.

Response: In answer to comment no. 27, we opted to add a new risk factor at page 7.

If we cannot retain or hire qualified personnel, our programs could be delayed, page 6

Comment No. 28: Please revise to provide support for your statement that your president is prominent in the tennis industry and state this as a belief. Alternatively, please remove this statement.

Response: Statement removed.

Investors will be unable to sell their securities if no market develops for those securities, page 6

Comment No. 29: Please revise to expand this risk factor to address the effect that the penny stock rules could have on an investor’s ability to sell your securities or tell us why this is not necessary.

Response: In response to this comment we added a new risk factor discussing the penny stock rules at page 10.

Security Ownership of Certain Beneficial Owners and Management, page 7

Security Ownership of Certain Beneficial Owners, page 7

Ownership of Principal Shareholders, page 7

Comment No. 30: Please revise to identify the individual or individuals who have voting and investment power with respect to the shares held by Ascendiant Capital.

Response: Requested revision made at page 13.

Executive Compensation, page 8

Comment No. 31: Please revise to reconcile your disclosure in your summary compensation table regarding Mr. Deller’s compensation in 2009 and 2010 with your disclosure on the same page that Mr. Deller received $6,293 in 2010 and $2,804 in 2009 for teaching tennis.

Response: Revisions made as requested at page 14.

Certain Relationships and Related Transactrions, and Director Independence, page 9

Comment No. 32: We note the related party transactions described on page 17, including the $9,000 loan described in Note H, the notes payable to related-parties on page 33, and the related party transactions described in Note 6 on page 34. Please revise or advise. In addition, please file all such outstanding notes and loan agreements.

Response: We have revised the applicable section at pages 14 and 15 and have added applicable loan documents to the filing as Exhibits 10.2, 10.3 and 10.4.

Description of Registrant’s Securities to be Registered, page 10

Comment No. 33: Please revise to remove the last sentence in the first paragraph on page 10 as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute this statement to counsel and file counsel’s consent to be named in this section.

Response: Sentence removed.

Exhibit 10.1

Comment No. 34: Please revise to file an executed agreement. We note that the agreement filed has not been signed by CCMP.

Response: Executed agreement filed.

In connection with this response to the comments of the staff, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• The Company may not assert staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Counsel to the Company